Exhibit 99.1

Canopy Growth Appoints Dr. Danial Schecter as Director, Global Medical Services

SMITHS FALLS, ON, Feb. 22, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce the appointment of Dr. Danial Schecter as Director of Global Medical Services. Dr. Schecter is widely recognized as an expert in the clinical use of medical cannabis and will use his experience to expand the Company's network of partner healthcare clinics and support doctors and patients who understand the value of cannabis as medicine.

Canopy Growth Appoints Dr. Danial Schecter as Director, Global Medical Services (CNW Group/Canopy Growth Corporation)

"I have had the honour of serving a range of patients who, after exhausting traditional pharmaceutical approaches, have reported the remarkable benefits of therapeutic cannabis," said Dr. Schecter. "As Canopy Growth's new Director of Global Medical Services, it will be my privilege to share the lessons learned from my vast clinical experience to benefit new cohorts of physicians and patients, both nationally and globally, who are able to access federally regulated medical cannabis."

Dr. Schecter's approach will rely on educational and outreach activities, including establishing new mentorship opportunities, developing training modules and organizing advisory boards that will assist healthcare providers in each jurisdiction that allows medical cannabis access. In addition, he will identify and support clinics partnered with Spectrum Cannabis and ensure they operate at the highest standards.

"Dr. Schecter will leverage his extraordinary wealth of front-line clinical experience as we expand the Company's medical cannabis practice into new jurisdictions," said Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "We look forward to working with him as we continue our efforts to educate physicians and other healthcare providers who are committed to ensuring patients get the access to medical cannabis they deserve."

Prior to being appointed to his new role at Canopy Growth, Dr. Schecter was the co-founder and Executive Director of Canabo Medical Clinics, the largest referral-only clinic network specializing in medical cannabis in Canada. He trained thousands of physicians and pharmacists on how to help patients decide if cannabis was the appropriate treatment for their specific medical conditions. Outside of cannabinoid medicine, he holds a fellowship in Hospital Medicine and is an active hospitalist at the Royal Victoria Regional Health Centre in Barrie, Ontario. Dr. Schecter is also a practicing family physician who will continue to provide house calls to at-risk elderly and palliative care patients.

Dr. Schecter's experience as a patient-focused family physician and leader in the medical cannabis sector makes him a welcome addition to Canopy Growth's team of healthcare professionals and industry experts. Their combined efforts will further the Company's mission to provide reliable, consistent medical cannabis products that will improve the lives of patients around the world.

Here's to Future (medical) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to expand the Company's network of partner healthcare clinics and support doctors and patients, and establishing new mentorship opportunities, developing training modules and organizing advisory boards. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including expanding internationally and growing patient numbers, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:00e 22-FEB-19